UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 12)*

RightNow Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

76657R106

(CUSIP Number)

Greg R. Gianforte

RightNow Technologies, Inc.

136 Enterprise Boulevard

Bozeman, MT 59718

(406) 522-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 Pages)

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CUSIP NO. 76657R106	Page 2 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Greg R. Gianforte
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) PF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 195,957 shares of Common Stock
	8.	Shared Voting Power 3,474,549 shares of Common Stock. See Items 4 and 5.
	9.	Sole Dispositive Power 195,957 shares of Common Stock
	10.	Shared Dispositive Power 3,474,549 shares of Common Stock. See Items 4 and 5.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,670,506 shares of Common Stock. See Items 4 and 5.
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 11.0%
14.	Type of Reporting Person (See Instructions) IN

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CUSIP NO. 76657R106	Page 3 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susan Gianforte
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) PF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares of Common Stock
	8.	Shared Voting Power 3,474,549 shares of Common Stock. See Items 4 and 5.
	9.	Sole Dispositive Power 0 shares of Common Stock
	10.	Shared Dispositive Power 3,474,549 shares of Common Stock. See Items 4 and 5.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,474,549 shares of Common Stock. See Items 4 and 5.
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 10.4%
14.	Type of Reporting Person (See Instructions) IN

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CUSIP NO. 76657R106	Page 4 of 8 Pages

Explanatory Note

This Amendment No. 12 to Schedule 13D (“Amendment No. 12”) amends and supplements the Schedule 13D that was originally filed on February 14, 2005, and that was amended and restated by Amendment No. 1 filed on May 27, 2005, amended and supplemented by Amendment No. 2 filed on October 13, 2005, amended and supplemented by Amendment No. 3 filed on December 15, 2005, amended and supplemented by Amendment No. 4 filed on March 27, 2006, amended and supplemented by Amendment No. 5 filed on June 20, 2006, amended and supplemented by Amendment No. 6 filed on November 8, 2006, amended and supplemented by Amendment No. 7 filed on December 14, 2006, amended and supplemented by Amendment No. 8 filed on November 26, 2007, amended and supplemented by Amendment No. 9 filed on September 22, 2008, amended and supplemented by Amendment No. 10 filed on December 16, 2008 and amended and supplemented by Amendment No. 11 filed on April 28, 2011 (as amended, restated and supplemented, the “Schedule 13D”) by Greg R. Gianforte and his spouse Susan Gianforte (“Mr. and Mrs. Gianforte”). Mr. and Mrs. Gianforte are filing this Amendment No. 12 as a single joint filing statement on Schedule 13D to update the information regarding their beneficial ownership of shares of common stock, $0.001 par value per share (the “Common Stock”), of RightNow Technologies, Inc., a Delaware corporation (the “Company”), as a result of the sale of shares of Common Stock in the open market by the Amended Trusts (as defined in the Schedule 13D), automatic quarterly distributions to the Amended Trusts in satisfaction of the automatic annuity distribution obligations of Mr. and Mrs. Gianforte’s charitable remainder unitrusts, gifts by Mr. Gianforte to the Amended Trusts for estate planning purposes, Mr. Gianforte’s receipt of a restricted stock unit award, and an automatic annual distribution to Mr. Gianforte and remaindermen in satisfaction of the automatic annuity distribution obligations of the Second River Trust (as defined in the Schedule 13D). Mr. Gianforte is filing this Amendment No. 12 as an individual and as co-trustee of the Amended Trusts. Mrs. Gianforte is joining Mr. Gianforte in filing this Amendment No. 12 because, as co-trustee with Mr. Gianforte of the Amended Trusts, Mrs. Gianforte may be deemed to share voting and dispositive powers over the Common Stock registered in the name of the Amended Trusts. Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Items 3, 4, 5, 6 and 7 of the Schedule 13D are amended, supplemented and/or restated as set forth below:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

On March 31, 2011, automatic quarterly distributions of 4,009 shares of Common Stock held by the Unitrust #1 and 14,469 shares of Common Stock held by the Unitrust #2 were made to the Amended Trusts in satisfaction of the automatic annuity distribution obligations of the Unitrust #1 and the Unitrust #2. On April 8, 2011, Mr. Gianforte gifted an aggregate of 58,271 shares of Common Stock to the Amended Trusts, for no consideration, for estate planning purposes. On June 30, 2011, automatic quarterly distributions of 3,875 shares of Common Stock held by the Unitrust #1 and 13,987 shares of Common Stock held by the Unitrust #2 were made to the Amended Trusts in satisfaction of the automatic annuity distribution obligations of the Unitrust #1 and the Unitrust #2. On various dates between June 20, 2011 and October 5, 2011, the Amended Trusts sold an aggregate of 450,000 shares of Common Stock on the open market in multiple transactions at prices ranging from $30.00 to $33.60

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CUSIP NO. 76657R106	Page 5 of 8 Pages

pursuant to a Rule 10b5-1 trading plan adopted by the Amended Trusts on June 7, 2011. On July 25, 2011, Mr. Gianforte received 1,259 shares of Common Stock (after deduction of 605 shares for tax withholding) from the Company under a restricted stock unit award. On September 1, 2011, Mr. Gianforte gifted an aggregate of 1,259 shares of Common Stock to the Amended Trusts, for no consideration, for estate planning purposes. On September 30, 2011, automatic quarterly distributions of 3,788 shares of Common Stock held by the Unitrust #1 and 13,712 shares of Common Stock held by the Unitrust #2 were made to the Amended Trusts in satisfaction of the automatic annuity distribution obligations of the Unitrust #1 and the Unitrust #2. On November 11, 2011, an automatic annual distribution of 45,332 shares of Common Stock held by the Second River Trust was made to Mr. Gianforte in satisfaction of the automatic annuity distribution obligations of the Second River Trust, and an automatic distribution of an aggregate of 59,708 shares of Common Stock held by the Second River Trust was made to the remaindermen in satisfaction of the automatic annuity distribution obligations of the Second River Trust. Mr. Gianforte also has the right to acquire beneficial ownership of 150,625 shares of Common Stock within sixty days upon the exercise of employee stock options he has been granted in the past by the Company.

Except as indicated above, the information set forth in Item 3 of the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by adding the following after the thirteenth paragraph thereof:

The sales of shares of Common Stock by the Amended Trusts on various dates between June 20, 2011 and October 5, 2011 were made pursuant to a Rule 10b5-1 plan for estate planning purposes. The gifts of shares of Common Stock to the Amended Trusts were made for estate planning purposes. The restricted stock unit award and employee stock option grants were received pursuant to the terms of the Company’s incentive plan. The automatic quarterly distributions by the Unitrust #1 and the Unitrust #2 were made in satisfaction of the automatic annuity distribution obligations of the Unitrust #1 and the Unitrust #2. The automatic annual distributions by the Second River Trust were made in satisfaction of the automatic annuity distribution obligations of the Second River Trust.

On October 23, 2011, Mr. and Mrs. Gianforte (on behalf of themselves and their various trusts) entered into voting agreements with OC Acquisition LLC (“Parent”), a wholly-owned subsidiary of Oracle Corporation (“Oracle”), pursuant to which Mr. and Mrs. Gianforte agreed, among other things, to vote their shares of the Company’s Common Stock for the adoption of that certain Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Parent and Rhea Acquisition Corporation (“Merger Subsidiary”), pursuant to which, subject to satisfaction or waiver of the conditions therein, Merger Subsidiary will merge with and into the Company, with the Company surviving as an indirect wholly-owned subsidiary of Oracle, and to vote against any alternative proposal and against any action or agreement that would frustrate the purposes of, or prevent or delay the consummation of, the transactions contemplated by the Merger Agreement. The foregoing description of the voting agreements does not purport to be complete and is qualified in its entirety by reference to the form of voting agreement, a copy of which is filed as Exhibit 99.3 hereto and is hereby incorporated into this Schedule 13D by reference.

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CUSIP NO. 76657R106	Page 6 of 8 Pages

Except as indicated above, the information set forth in Item 4 of the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer

Part (a) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) As of the date hereof, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, Mr. Gianforte individually beneficially owns an aggregate of 195,957 shares of Common Stock and Mr. and Mrs. Gianforte together beneficially own an aggregate of 3,474,549 shares of Common Stock, altogether constituting approximately 11.0% of the total number of shares of the Company’s Common Stock outstanding. The approximate percentage of shares of Common Stock beneficially owned by Mr. and Mrs. Gianforte is based upon 33,351,527 shares of the Company’s Common Stock which is the total number of shares of the Company’s Common Stock outstanding as of November 8, 2011.

The amount disclosed as beneficially owned individually by Mr. Gianforte includes 150,625 shares of Common Stock underlying employee stock options that are exercisable within sixty days.

The amount disclosed as beneficially owned by Mr. and Mrs. Gianforte does not include an aggregate of 1,412,050 shares of Common Stock held by the Gianforte Family Charitable Trust, a tax-exempt private foundation. Mr. and Mrs. Gianforte disclaim beneficial ownership of the shares held by such tax-exempt private foundation pursuant to Rule 13d-4 of the Securities Exchange Act of 1934.

Except as indicated above, the information set forth in Item 5 of the Schedule 13D remains unchanged.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented by adding the following after the first paragraph thereof:

On October 23, 2011, Mr. and Mrs. Gianforte (on behalf of themselves and their various trusts) entered into voting agreements with OC Acquisition LLC (“Parent”), a wholly-owned subsidiary of Oracle Corporation (“Oracle”), pursuant to which Mr. and Mrs. Gianforte agreed, among other things, to vote their shares of the Company’s Common Stock for the adoption of that certain Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Parent and Rhea Acquisition Corporation (“Merger Subsidiary”), pursuant to which, subject to satisfaction or waiver of the conditions therein, Merger Subsidiary will merge with and into the Company, with the Company surviving as an indirect wholly-owned subsidiary of Oracle, and to vote against any alternative proposal and against any action or agreement that would frustrate the purposes of, or prevent or delay the consummation of, the transactions contemplated by the Merger Agreement. The foregoing description of the voting agreements does not purport to be complete and is qualified in its entirety by reference to the form of voting agreement, a copy of which is filed as Exhibit 99.3 hereto and is hereby incorporated into this Schedule 13D by reference.

Except as indicated above, the information set forth in Item 6 of the Schedule 13D remains unchanged.

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CUSIP NO. 76657R106	Page 7 of 8 Pages

Item 7.	Material to Be Filed as Exhibits

99.1.	Joint Filing Agreement dated December 6, 2011 between Mr. and Mrs. Gianforte, filed herewith as Exhibit 99.1.

99.2.	Powers of Attorney, incorporated by reference to Exhibit 99.2 to the Schedule 13D filed with the Securities and Exchange Commission on April 28, 2011.

99.3.	Form of Voting Agreement and schedule of signatories thereto, filed herewith as Exhibit 99.3.

Except as indicated above, the remaining information set forth in the Schedule 13D remains unchanged.

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CUSIP NO. 76657R106	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2011
Date

/s/ Joshua W. Burnim, as Attorney-in-Fact for Greg R. Gianforte
Signature

Joshua W. Burnim, as Attorney-in-Fact for Greg R. Gianforte
Name/Title

December 6, 2011
Date

/s/ Joshua W. Burnim, as Attorney-in-Fact for Susan Gianforte
Signature

Joshua W. Burnim, as Attorney-in-Fact for Susan Gianforte
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)